SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2004

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________




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                         Internet Gold-Golden Lines Ltd.

6-K Items

1. Press Release re Internet Gold Reports 41% Increase in Operating Cash Flow And 17% Rise in Gross Profit in Q4 2003 dated February 18, 2004.


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                                                                          Item 1

Press Release                                              Source: Internet Gold

Internet Gold Reports 41% Increase in Operating Cash Flow And 17% Rise in Gross Profit in Q4 2003
Wednesday February 18, 5:01 am ET

Broadband Customer Base Increased 221% in 2003

PETACH TIKVA, Israel, Feb. 18 /PRNewswire-FirstCall/ -- Internet Gold (Nasdaq:
IGLD - News) today reported unaudited financial results for fourth-quarter and full-year 2003.

    Key Highlights:
    -- Broadband customer base increased 221% in 2003. Significantly higher than market growth rate.
    -- Sales in fourth-quarter 2003 increased to NIS 47.5 million (US$10.8 million), a 7% growth compared with the previous quarter.
    -- Gross profit in fourth-quarter 2003 advanced to NIS 25.1 million (US$5.7 million), a 17% increase over same quarter 2002.
    -- Cash flow from operations advanced to NIS 11.6 million (US$2.7 million), a 41% increase over the same quarter in 2002.
    -- Gold Mind, Internet Gold's wholly owned subsidiary, reported a 44% boost in sales of value-added services, compared with the previous quarter.
    -- MSN Israel, Internet Gold's successful partnership with Microsoft, reported a 59% increase in e-advertising activity and portal business in 2003.
    -- MSN Israel reported a 33% boost in operating profit as compared with the previous quarter.

Internet Gold's CEO, Eli Holtzman, commented, "We are very pleased to report another successful year during which we sustained good financial results while increasing our broadband market share. This is an exceptional achievement in light of our extremely competitive market environment and despite sharp price decreases. Looking ahead into 2004, both our management and market analysts trust that the competitive peak is behind us. Market prices have remained stable in the past quarter and we look forward to gradually increasing prices, which will assist us in achieving our ambitious goals for 2004."

"Our innovative advertising campaigns, launched in the fourth quarter and designed to further strengthen the Internet Gold brand in the face of sharp competition, helped increase our broadband subscriber base by 28% in the fourth quarter. The larger broadband base was one of two key drivers for our fourth-quarter revenue increase. We will build on this success, emphasizing that Internet Gold is Israel's most innovative provider of broadband service and complementary content."

"Gold Mind Ltd., our wholly owned subsidiary specializing in development and sales of value added services and rich Internet content, successfully achieved a 44% increase in sales in the fourth quarter of 2003 compared with the previous quarter. A major part of this success is attributable to the sale of our anti-virus service, which is already in use by almost half of our broadband subscribers. Shortly, we plan to bring to market an anti-spam system, which we believe will join our successful anti-virus service as another important growth driver."

"A significant factor in our higher quarterly revenue is the new comprehensive network solutions we are offering to our businesses customers, including integration, VPDN, and hosting services. We are pleased at the response to these advanced technology offerings for businesses of every size, and our marketing department is getting the word out that Internet Gold is about much more than simply fast Internet access."

"Another optimistic development," Mr. Holtzman said, "is the sharp upturn in the Israeli interactive advertising market overall, which increased 50% in 2003. MSN Israel, Internet Gold's partnership with Microsoft, exceeded that figure, posting a 59% revenue increase in 2003, thus further increasing its market share. For the fourth quarter, MSN Israel reported a 33% increase in operating profit. MSN Israel also reported a 56% quarterly increase in sales of MSN Search, an independent Microsoft Hebrew-language search engine that utilizes the search-engine platform developed by Microsoft Corp. Part of MSN Israel's growth is attributable to its increasing penetration in the field of subscriber services which grew to represent 12% of total revenues in the quarter as compared with 6% of total revenues in previous quarter"

Mr. Holtzman concluded: "As I review Internet Gold's achievements in 2003, I can proudly say that our strategy of aggressively penetrating the Israeli broadband market has continued to pay off as our broadband customer base grew and our market share increased significantly. The value-added services that we continuously develop and market as well as our rich and growing selection of broadband content are becoming more and more a significant growth driver, and we believe that VAS will be among our company's main future growth engines. Based on market conditions, we are optimistic about Internet Gold's prospects for 2004."


Financial results

Internet Gold's revenues totaled NIS 47.5 million (US$10.8 million) in fourth-quarter 2003, compared with NIS 44.3 million (US$10.1 million) in the previous quarter and NIS 47.5 million (US$ 10.8 million) for the year-earlier period. Revenues for all of 2003 were NIS 179.6 million (US$41.0 million) compared with NIS 184.3 million (US$ 42.1 million) for 2002.

Gross profit for the fourth quarter increased to NIS 25.1 million (US$5.7 million) from 21.5 million (US$4.9 million) in the previous quarter and NIS 21.4 million (US$4.9 million) in the comparable quarter in 2002. Gross profit for 2003 increased to NIS 86.8 million (US$19.8 million) from NIS 84.8 million for 2002 (US $19.4 million). The increase from a year earlier stems mainly from lower international and local communication costs.

Cash flow from operations in the fourth quarter advanced to NIS 11.6 million (US$2.7 million) from NIS 8.8 million (US$2.0 million) in the previous quarter and from NIS 8.2 million (US$1.9 million) in fourth-quarter 2002.

Fourth-quarter sales and marketing expenses totaled NIS 12.0 million (US$2.7 million) versus NIS 9.8 million (US$2.2 million) in the previous quarter and NIS
9.3 million (US$2.1 million) in fourth-quarter 2002. The increase is due to Internet Gold's advertising campaigns, over TV, radio and the Internet to counter the sharp competition in Israel's broadband Internet market. For all of 2003, sales and marketing expenses reached NIS 41.4 million (US$9.5 million) compared with NIS 37.1 million (US$8.5 million) in 2002.

Operating income for the fourth quarter totaled NIS 7.2 million (US$1.6 million), compared with NIS 6.2 million (US$1.4 million) for the third quarter and NIS 8 million (US$1.8 million) for the comparable period in 2002. Operating income for full-year 2003 was NIS 23.5 million (US$5.4 million), compared with NIS 26.4 million (US$6.0 million) for 2002.

Fourth-quarter net income was NIS 5.1million (US$1.2 million), or NIS 0.28 (US$ 0.06) per share, compared with NIS 6 million (US$1.4 million), or NIS0.33 (US$0.08) per share, in the third quarter, and NIS 4.5 million (US$1.0 million), or NIS 0.24 (US$0.05) per share, for the year-earlier period.

Net income for 2003 totaled NIS 14.3 million (US$3.3 million), or NIS 0.78 (US$0.18) per share, compared with NIS 20 million (US$4.6 million), or NIS 1.08(US$0.25) per share, for 2002.

Conference Call Details

Internet Gold's management will conduct a teleconference today at 10:30 a.m. EST. To participate, please dial 866-500-4953 in the United States and ..3-925-5910 internationally, several minutes prior to the start of the conference. The call will also be available as a live Webcast on the company's Website, www.igld.com, and will be archived for 30 days.

About Internet Gold

Internet Gold is a leading Internet service provider in Israel. The Company provides a wide array of Internet services tailored to the needs of residential and business subscribers, including Internet access and related value-added services, as well as content through its portals. The Company provides the full variety of Internet access services including Broadband access via DSL lines and Cables, dial-up and private lines. Internet Gold operates the leading portal in Israel through its MSN Israel subsidiary (50.1%) with Microsoft Corp. and is a leading e-Commerce provider in Israel through its e-Commerce joint venture, Gold Trade (48.3%). In addition, Internet Gold has two wholly owned subsidiaries, Gold Mind focusing on Internet value added services and Internet Gold International specializing in international internet and communication services. For additional information about Internet Gold, please visit our Website at www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    Balance Sheets - Consolidated
    Adjusted to NIS of December 2003

                                                                  Convenience
                                                                  translation
                                                              into US Dollars
                                         Consolidated            Consolidated
                                      As at           As at             As at
                                December 31     December 31       December 31
                                      2003             2002              2003
                                (Unaudited)     (Unaudited)        (Unaudited)
                                       NIS thousands            US$ thousands


    Current assets
    Cash and cash equivalents     81,891            85,145           18,701
    Trade receivables, net        35,569            31,207            8,123
    Other receivables             12,769            11,450            2,916
    Deferred taxes                 1,914                --              437

    Total current assets         132,143           127,802           30,177

    Investments
    Investments in
     investee companies            1,550             4,159              354
    Long-term loans                   --             4,863               --
    Deferred taxes                    21                --                5

                                   1,571             9,022              359

    Property and
     equipment, net               29,160            30,997            6,659

    Other assets and
     deferred charges             51,130             1,231           11,676


    Total assets                 214,004           169,052           48,871


    Internet Gold - Golden Lines Ltd.
    Adjusted to NIS of December 2003

                                                                  Convenience
                                                                  translation
                                                              into US Dollars
                                         Consolidated            Consolidated
                                      As at           As at             As at
                                December 31     December 31       December 31
                                      2003             2002              2003
                                (Unaudited)      (Unaudited)       (Unaudited)
                                       NIS thousands            US$ thousands


    Liabilities
    Current liabilities
    Short-term bank loans          5,259            10,457            1,201
    Accounts payable              38,021            24,909            8,683
    Other payables                12,607            11,532            2,879

    Total current liabilities     55,887            46,898           12,763

    Long-term liabilities
    Excess of liabilities over
     assets in investees           7,706            13,157            1,760
    Long-term loans and other
     long-term obligations        27,389             1,330            6,255
    Deferred revenues                 23               118                5
    Liability for severance
     pay, net                      4,928             3,781            1,125

    Total long-term liabilities   40,046            18,386            9,145

    Shareholders' equity
    Ordinary shares,
     NIS 0.01 par value
     (501,000,000 shares
     authorized; 18,431,500
     shares issued and fully
     paid as at
     December 31, 2003)              197               197               45
    Additional paid in capital   215,040           215,040           49,107
    Accumulated deficit          (97,166)         (111,469)         (22,189)

    Total shareholders'
     equity                      118,071           103,768           26,963

                                 214,004           169,052           48,871

    Internet Gold - Golden Lines Ltd.
    Statements of Operations - Consolidated
    Adjusted to NIS of December 2003

                                         Consolidated
                                     Three months ended
                               December 31     December 31
                                      2003            2002
                               (Unaudited)      (Unaudited)
                          NIS thousands (except for per share data)

    Revenues                       47,450           47,526

    Costs and expenses:
    Cost of revenues               22,339           26,101
    Selling and marketing
     expenses                      12,009            9,271
    General and administrative
     expenses                       5,878            4,126
    Total costs and expenses       40,226           39,498

    Income (loss)
     from operations                7,224            8,028
    Financing income
     (expenses), net                 (151)          (1,642)
    Other (expenses)
     income, net                       11               27

    Net income (loss) after
     financing expenses             7,084            6,413
    Income (expenses) tax            (176)              --
    Net income (loss) after
     income tax                     6,908            6,413
    Company's share in net loss
     of investees                  (1,813)          (1,968)
    Minority interest in loss
     of a subsidiary                   --               --
    Loss of a subsidiary
     which the
     Company does not
     intend to bear                    --               --

    Net income (loss) from
     continued operations           5,095            4,445
    Net loss from discontinued
     Operations                        --               --
    Company's share in loss of a
     subsidiary from discontinued
     operations                        --               --
    Net income (loss)               5,095            4,445

    Income (loss) per
     share, basic
     and diluted
    Net income (loss)
     per NIS 0.01
     par value of shares
     (in NIS) from
     continuing operations           0.28             0.24

    Net income (loss)
     per NIS 0.01 par
     value of shares
     (in NIS) from
     discontinued operations           --               --
    Net income (loss) per
     NIS 0.01 par
     value of shares
     (in NIS)                        0.28             0.24
    Weighted average
     number of
     shares outstanding
     (in thousands)                18,432           18,432


                                                                   Convenience
                                                                   translation
                                                               into US Dollars
                                        Consolidated              Consolidated
                         Year ended    Year ended   Year ended      Year ended
                         December 31   December 31  December 31    December 31
                            2003          2002         2001            2003
                         (Unaudited)  (Unaudited)  (Unaudited)     (Unaudited)
                         NIS thousands (except for per share data) US$ thousands

    Revenues              179,642       184,318      188,323         41,024

    Costs and expenses:
    Cost of revenues       92,871        99,564      116,135         21,208
    Selling and
     marketing expenses    41,393        37,125       51,299          9,453
    General and
     administrative
     expenses              21,908        21,209       38,884          5,003
    Total costs and
     expenses             156,172       157,898      206,318         35,664

    Income (loss)
     from operations       23,470        26,420      (17,995)         5,360
    Financing income
     (expenses), net       (3,235)        2,151        7,308           (739)
    Other (expenses)
     income, net           (2,592)           (3)      (2,332)          (592)

    Net income (loss)
     after financing
     expenses              17,643        28,568      (13,019)         4,029
    Income (expenses)
     tax                    1,935            --           --            442
    Net income (loss)
     after income tax      19,578        28,568      (13,019)         4,471
    Company's share in
     net loss of
     investees             (5,275)       (2,187)        (682)        (1,205)
    Minority interest
     in loss of a
     subsidiary                --            --          963             --
    Loss of a subsidiary
     which the Company
     does not intend
     to bear                   --            --          383             --

    Net income (loss)
     from continued
     operations            14,303        26,381      (12,355)         3,266
    Net loss from
     discontinued
     Operations                                       (8,843)
    Company's share
     in loss of a
     subsidiary from
     discontinued
     operations                --        (6,423)          --             --
    Net income (loss)      14,303        19,958      (21,198)         3,266

    Income (loss)
     per share, basic
     and diluted
    Net income (loss)
     per NIS 0.01 par
     value of shares
     (in NIS) from
     continuing
     operations              0.78          1.43        (0.67)          0.18
    Net income (loss)
     per NIS 0.01 par
     value of shares
     (in NIS) from
     discontinued
     operations                --         (0.35)       (0.48)            --
    Net income (loss)
     per NIS 0.01 par
     value of shares
     (in NIS)                0.78          1.08        (1.15)          0.18
    Weighted average
     number of
     shares outstanding
     (in thousands)        18,432        18,432       18,432         18,432





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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  February 18, 2004